UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
24 April 2015

AGM AND INTERIM MANAGEMENT STATEMENT

Pearson, the world's leading learning company, is today holding its Annual General Meeting and providing an interim management statement for the first three months of 2015.

Pearson is trading in line with the expectations set out in our full-year results announcement on 27 February (http://bit.ly/1ynZel7) and we continue to expect to report adjusted earnings per share of between 75p and 80p for the full year. This guidance assumes sterling exchange rates against the dollar and other key currencies as of 21 January 2015. Pearson's profits are heavily weighted to the second half and we expect our normal levels of restructuring charges in 2015 to be phased towards the first half of the year.

The seasonal phasing of our business makes the first quarter a very light trading period. In the first three months of the year continuing sales were level at constant exchange rates, and declined 1% underlying, to £0.9bn. Headline sales increased 5% with the benefit from the strength of the US dollar against sterling partly offset by the weakness of key emerging market currencies, the euro and the Australian dollar against sterling.

Pearson's chief executive John Fallon said: "Pearson has had a solid start to the year, in line with our expectations.  We're making good progress in our work to have a bigger impact on student learning, which will in turn support our future growth."

By Geography, North America revenues declined modestly with growth in VUE and inside services, in both higher education and school, offset by declines in learning services, primarily due to later second semester purchasing which assisted results in higher education in Q1 2014, and the later phasing of assessment revenues in 2015. In Growth, a good performance in China English Language Learning and Brazil sistemas was partly offset by declines in South Africa. Core was level with the prior year with strong growth in FT digital circulation and modest growth in UK assessments offset by declines in Australia higher education and the exit from technology publishing in certain Western European markets.

Penguin Random House's good first-quarter performance benefitted from more than forty number one bestsellers published around the world, including the Fifty Shades of Grey movie tie-in and the one-million-copy bestselling debut novel The Girl on the Train.

At the end of 2014, Pearson's net debt was £1.6bn, giving a net debt/ EBITDA ratio of 1.9x and interest cover of 11.3x. Our net debt during the first quarter increased by £0.3bn to £1.9bn, reflecting the normal seasonal build-up in working capital ahead of the key education selling periods and exchange movements due to the strength of the US Dollar against sterling.

The process we initiated in February 2015 to explore a possible sale of our PowerSchool student information businesses is progressing well with many parties expressing interest. This process is still at an early stage and there is no certainty that it will lead to a transaction.

At our AGM today, we are proposing a final dividend of 34p, giving a total dividend for 2014 of 51p, up 6%. For the 23rd consecutive year, Pearson has declared a dividend increase above the rate of inflation.

Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2014 was £1:$1.65) has an impact of approximately 1.3p on adjusted earnings per share.

Pearson's AGM takes place today at 8 Northumberland Avenue, London WC2N 5BY at 12 noon.
ENDS

For more information

Simon Mays-Smith/ Brendan O'Grady +44 (0)20 7010 2310

Forward looking statements

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. No reliance should be placed on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 April 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary